Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

March 24, 2021

Issuer:	American Tower Corporation (“AMT”)

Coupon:	1.600% Senior Notes due 2026 (the “2026 Notes”) 2.700% Senior Notes due 2031 (the “2031 Notes”)

Principal Amount:	2026 Notes: $700,000,000 2031 Notes: $700,000,000

Maturity Date:	2026 Notes: April 15, 2026 2031 Notes: April 15, 2031

Benchmark Treasury:	2026 Notes: 0.500% UST due February 28, 2026 2031 Notes: 1.125% UST due February 15, 2031

Benchmark Treasury Price and Yield:	2026 Notes: 98-15; 0.817% 2031 Notes: 95-15; 1.622%

Spread to Benchmark Treasury:	2026 Notes: T + 80 basis points 2031 Notes: T + 110 basis points

Yield to Maturity:	2026 Notes: 1.617% 2031 Notes: 2.722%

Price to Public:	2026 Notes: 99.918% 2031 Notes: 99.807%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2026 Notes: Semi-annually on April 15 and October 15 of each year, commencing on October 15, 2021 2031 Notes: Semi-annually April 15 and October 15 of each year, commencing on October 15, 2021

Make-whole Call:

2026 Notes: Prior to March 15, 2026 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2031 Notes: Prior to January 15, 2031 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:	2026 Notes: At any time on or after March 15, 2026 (one month prior to their maturity date) 2031 Notes: At any time on or after January 15, 2031 (three months prior to their maturity date)

Trade Date:	March 24, 2021

Settlement Date(2):	March 29, 2021 (T+3)

CUSIP/ISIN:	2026 Notes: 03027X BL3 / US03027XBL38 2031 Notes: 03027X BM1 / US03027XBM11

Use of Proceeds:	We intend to use all of the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,386.3 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Santander Investment Securities Inc.

Senior Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

Commerz Markets LLC

EA Markets Securities LLC

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Co-Managers:	ING Financial Markets LLC SMBC Nikko Securities America, Inc. Standard Chartered Bank(3)

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on March 29, 2021, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(3)	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated March 24, 2021 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649 or Santander Investment Securities Inc. at 1-855-403-3636.

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